EXHIBIT 12

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	2008	2007	2006
Earnings
Pre-tax earnings	$ 341	$ 28,929	$ 22,846
Plus: Interest expense recognized	3,648	3,731	3,635
Total earnings	$ 3,989	$ 32,660	$ 26,481

Fixed charges
Interest expenses for the period	$ 3,648	$ 3,731	$ 3,635
Total fixed charges	$ 3,648	$ 3,731	$ 3,635

Coverage Ratio	1.09	8.75	7.29